Exhibit 99.1

Nathaniel August
Mangrove Partners
10 East 53rd Street, 31st Floor
New York, NY 10022

December 1, 2011

The Board of Directors
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

Dear Sirs:

The Mangrove Partners Fund, L.P., together with its affiliates (collectively, “Mangrove Partners”), is the beneficial owner of an aggregate of 2,095,017 shares of common stock (of which 357,100 represent shares of common stock which may be acquired upon the exercise of options) of Celsion Corporation, a Delaware corporation (the “Company”), or approximately 7.85% of its outstanding shares, making us the Company’s largest stockholder. While this letter has been a long time in the making, it was prompted by what I believe to be the highly unethical actions of your management team over the past two days.

Let me start by assuring you that I am both persistent and unable to be corrupted, not even by your CEO who offered to direct Rodman and Renshaw to allocate a portion of the most recent equity raise to us in exchange for signing an agreement which would prevent us from becoming activists and therefore a threat to your management team. Please see the attached agreement and emails as evidence of this fact. In my view this was equivalent to a bribe: I would be paid in exchange for going away. Based on the $1 million allocation he offered to us and the 150% implied volatility of the options suggested by Bloomberg, the value of the warrants would have been over $400,000. At a lower implied volatility of 50%, these warrants would still have been worth approximately $186,000. Without the intention of accepting and merely as means of determining management’s view of their own poor performance and vulnerability, I requested an even higher payoff and I was offered a $1.5 million allocation. I did continue to negotiate to see how far he would go. Perhaps you can take some perverse solace in the fact that there was some limit, though I wonder whether the limit was merely a function of his inability to reallocate more shares.

While participating in the deal would have been profitable for the investors in our fund, my dignity and honor are priceless and I will not be paid to go away. This bribe represents the basest of actions and we strongly suggest that you explore terminating for cause all of the individuals involved. As regards the Company’s Board of Directors (the “Board”), you were either inattentive to management’s actions or complicit with them. In either case, this suggests a strong need for change at the Board level.

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418 | fax 646.652.5399 | info@mangrovepartners.com

We are also deeply concerned by the manner in which the recent financing was allocated. We expressed our desire to participate in the deal when it was being marketed on Wednesday, but we were told the next day by your bankers that the Company directed them not to allocate us stock even though allocations of stock were being made to certain of your directors. We cannot see how the Board meets its fiduciary duty when its members participate in below-market financings for their own accounts yet refuse to allow a stockholder who wished to participate the opportunity to do so. Actions such as these should raise serious questions, such as whether the Board is acting as a fiduciary for stockholders or simply acting for self enrichment.

As the largest stockholder of the Company, we are deeply concerned with management’s recent actions and their history over the past four years of poor execution, missed deadlines, and stockholder dilution. Despite this long history of failure, there has been no record of accountability. Instead, the suffering has been borne by stockholders alone, while the Board remains intact and management has collected increasingly larger compensation packages. We believe the events of the past two days make it clear that the time has come for substantial changes to be made at the Company. Accordingly, we request that you immediately appoint two designees of Mangrove Partners to the Board, hire an independent investment bank to explore all strategic alternatives, set measurable goals for management that carry the potential for termination if they are not met, and review the actions of management in their attempt to silence a stockholder.

If our concerns fall on deaf ears, we reserve all rights to take any and all action required to maximize value for all stockholders, including but not limited to seeking Board representation at the 2012 Annual Meeting of Stockholders. We eagerly look forward to offering stockholders an alternative to your well documented history of unfulfilled promises and stockholder dilution and suggest you carefully review the Company’s recent actions, stock performance, conference calls, and SEC filings to see the record against which we would run.

While we believe strongly in the potential of Thermodox and therefore the future prospects of Celsion, we have serious reservations regarding the ability of the existing Board and management team to see Thermodox through to successful approval and commercialization. Indeed, we believe that this letter just scratches the surface of the deep and pervasive problems endemic to Celsion. We look forward to meeting with you soon to discuss the ways we can work together to improve governance, ethics, and execution at the Company.

Sincerely,

/s/ Nathaniel August
Nathaniel August
President

10 East 53rd Street, 31st Floor, New York, NY 10022 | ph 646.450.0418 | fax 646.652.5399 | info@mangrovepartners.com